Exhibit 99(a)(1)
T REIT, INC.
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705
Telephone: (877) 888-7348
November 16, 2005
Dear Shareholder,
      I am writing to you on behalf of the Board of Directors (the “Board”) of T REIT, Inc. (“T REIT”).
      As you may now be aware, a group of entities associated with or controlled by MacKenzie Patterson Fuller, Inc. (collectively, “MPF”) has made an unsolicited tender offer (the “Offer”) to you and your fellow shareholders to purchase up to 450,000 shares of T REIT common stock (the “Shares”). MPF is offering you and your fellow shareholders a price of $7.50 per Share. You may have recently received materials from MPF about its Offer and may also have seen that information on a Schedule TO filed by MPF with the Securities and Exchange Commission on November 1, 2005.
      T REIT is required by the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, to inform you of its position, if any, with respect to the Offer.
      The Board has evaluated the terms and conditions of the Offer and determined that T REIT is making no recommendation as to whether you and your fellow shareholders should accept the Offer and is remaining neutral with respect to the Offer. The Board recommends that you consider the following in making your own determination about whether to accept or reject the Offer:

(i) In the documents filed by MPF with its Schedule TO, MPF acknowledges that the offered price was established based on MPF’s objectives and not necessarily in the best financial interest of you and the other T REIT shareholders. MPF also indicates that the Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and that MPF was “motivated to establish the lowest price which might be acceptable” to T REIT shareholders consistent with MPF’s objectives.

(ii) As you may know, the Board and the T REIT shareholders have approved a plan of liquidation that contemplates the orderly sale of all T REIT’s assets, the payment of T REIT’s liabilities and the winding up of operations and the dissolution of T REIT. The plan of liquidation gives the Board the power to sell any and all of its assets without further approval by shareholders and provides that liquidating distributions be made to shareholders as determined by the Board.

(iii) In the documents filed by MPF, MPF estimates T REIT’s liquidation value to be $10.41 per Share. However, MPF is only offering $7.50 per Share. MPF explains that it has arrived at the $7.50 per share offer price by applying a liquidity discount to its calculation of T REIT’s potential liquidation value, and that it expects to make “a profit by holding on the Shares until the Corporation [T REIT] is liquidated, hopefully at close to the full estimated liquidation value.” However, MPF acknowledges that it has not made an independent appraisal of the Shares or T REIT’s properties, and that it is not qualified to appraise real estate.

(iv) MPF reports that it arrived at its $10.41 per Share estimated liquidation value of T REIT by dividing the amount of T REIT’s net assets in liquidation, as estimated and reported by T REIT in our Quarterly Report on Form 10-Q for the period ending June 30, 2005 ($47,953,000) by the total number of T REIT Shares outstanding (4,605,000). However, this analysis fails to take into account the publicly-announced liquidating distribution T REIT made on August 3, 2005 to shareholders of nearly $18 million, or $3.90 per share, following the completion of the sale of various properties in which T REIT held an interest. As we have publicly announced, T REIT has completed sales of certain of its properties since June 30, 2005 and has entered into binding sales agreements to sell additional properties in which T REIT owns an interest. As of September 30, 2005, we reported that

T REIT’s estimated net assets in liquidation were approximately $29,980,000, or $6.51 per share. This amount has been adjusted from the June 30, 2005 estimate to reflect the liquidating distribution paid to shareholders as well as changes in the estimated sales dates of certain properties, increases in capital expenditures during liquidation, and increases in the fair market value of T REIT’s real estate assets.

(v) The Board acknowledges that the $7.50 per Share offered by MPF is greater than the $6.51 per Share of net assets in liquidation we reported for T REIT as of September 30, 2005. However, the per Share amount of net assets in liquidation does not necessarily reflect the value of the Shares. Because of the uncertainties of future economic conditions and real estate markets and the difficulty of determining the amount of T REIT’s liabilities, including pending litigation described in T REIT’s public filings, the Board cannot accurately predict the amount that holders of Shares may ultimately receive upon completion of T REIT’s plan of liquidation. Further liquidating distributions will be subject to the future completion of currently negotiated property sales and to sales of properties that have not yet been negotiated. The amount of any such liquidating distributions could be greater or less than the Board’s current estimate and greater or less than the amount MPF is offering for the Shares.

(vi) In light of MPF’s stated strategy of purchasing the Shares at a discount to their estimated liquidation value, the Board is unable to predict whether, in response to this Statement, MPF will amend the Offer to reduce the price it is offering for the Shares.

(vii) According to the documents filed by MPF, the $7.50 per Share price offered by MPF will be reduced by the amount of distributions (including liquidating distributions) declared or paid by T REIT between November 1, 2005 and December 12, 2005 (or such other date to which the Offer may be extended by MPF). Since November 1, 2005, no distributions have been made to shareholders and the Board does not anticipate making any additional distributions prior to December 12, 2005.

(viii) MPF’s Offer is limited to 450,000 Shares. If more than 450,000 Shares are tendered in response to the Offer, MPF will accept the Shares on a pro rata basis unless those tendering shareholders choose to sell “All or None” of their Shares. If you tender your shares and you choose the “All or None” option and MPF cannot purchase all of your Shares, then you will be deemed to automatically withdraw your tender. If you tender all of your shares and do not choose the “All or None” option, you might not fully dispose of your investment in T REIT.

(ix) If MPF acquires all of the Shares it has offered to purchase, it will become T REIT’s largest affiliated shareholder group and voting block, owning approximately 9.77% of the outstanding T REIT shares. This concentration of ownership may influence business decisions in a manner that adversely affects the remaining shareholders.

(x) MPF has engaged a depositary for the Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the Offer price that can independently verify that such funds are available for payment, and MPF may have access to the Shares tendered by shareholders before all conditions to the Offer have been satisfied and tendering holders have been paid.

(xi) The documents filed by MPF include statements regarding the sufficiency of the funded capital available to MPF to satisfy its obligations to purchase all Shares tendered pursuant to the Offer. Detailed financial information relating to the MPF bidders is not publicly available, and the Board cannot therefore verify the ability of MPF to fund the Offer.

      Because T REIT and the Board make no recommendations as to whether you should tender your Shares pursuant to the Offer, you must make your own decision whether to tender or refrain from tendering your Shares. In the absence of any established market for the Shares, you may wish to compare the prospect and timing of receiving future liquidation distributions with the immediate liquidity offered by MPF’s Offer. We strongly urge you to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the Offer documents sent to you by MPF, as well as T REIT’s publicly available annual, quarterly and other reports and the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9 that T REIT filed with the SEC on November 16, 2005, and consult with your own financial, tax and other advisors in evaluating the Offer before deciding whether to tender your Shares.
      PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.
      Should you have any questions or need further information about your options, please feel free to contact our Investor Services Department at 1551 N. Tustin Avenue, Suite 200, Santa Ana, California 92705 or by telephone at (877) 888-7348.

Sincerely,

/s/ Jack R. Maurer

Jack R. Maurer
Chief Executive Officer and President

3